The Prudential Series Fund

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

February 10, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata and Mr. Tony Burak

Re:	Registration Statements of The Prudential Series Fund on Form N-14:
PSF Natural Resources Portfolio File Nos. 333-284202 and 811-03623
PSF PGIM Government Income Portfolio File Nos. 333-284204 and 811-03623
PSF Mid-Cap Growth Portfolio File Nos. 333-284203 and 811-03623

Dear Mr. Zapata and Mr. Burak:

On behalf of The Prudential Series Fund (the “Registrant”), set forth below are responses to telephonic comments received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 4, 2025 and electronic email comments received from the Staff on February 5, 2025. The Staff’s comments relate to the Registrant’s Registration Statements on Form N-14 (the “Registration Statements”), which were filed with the Commission on January 10, 2025, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statements will be used in connection with special meetings of beneficial shareholders of the PSF Natural Resources Portfolio, the PSF PGIM Government Income Portfolio, and the PSF Mid-Cap Growth Portfolio (each a “Target Portfolio” and collectively, the Target Portfolios), each a series of the Registrant, scheduled to be held on March 25, 2025.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statements. Our summary of the comments and our responses thereto are provided below. The Registrant intends to file definitive versions of the Registration Statements pursuant to Rule 497 under the 1933 Act to reflect the revisions discussed herein in response to the Staff’s comments and make certain other non-material changes, as appropriate.

The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the Registration Statement and similarly in the other Registration Statements.

General Comments:

•Comment: Q14 under “Can the Proxy Statement be viewed online,” the website takes the reader to a general website and it is unclear where the Proxy Statements will be located. The website should provide a shareholder with the precise website where the Proxy Statement will be located.

Response: The Registrant confirms that the specific website will have a detailed section entitled,

“Information Statements and Proxy Statements.” Under this section, the Proxy Statements will be listed alphabetically.

Mr. Alberto Zapata and Mr. Tony Burak

•Comment: In the section titled “Principal Risks of the Portfolios,” please review and confirm that, where the portfolios have the same principal risk, the descriptions of each principal risk as noted in the Proxy Statement are the same.

Response: The Registrant confirms that, where the portfolios have the same principal risk, the descriptions of each principal risk are the same for the Target and Acquiring Portfolios.

•Comment: In the “Expenses of the Reorganization” of the Proxy Statement and the “Supplemental Financial Information” of the Statement of Additional Information, the Registrant states that a specific percentage of the Target Portfolio will be “aligned or sold” as part of the reorganization. Please explain what is meant by aligned.

Response: The Registrant has reviewed the disclosure and has removed the reference to the term “aligned.”

PSF Natural Resources Portfolio:

•Comment: In the Supplemental Financial Information of the Statement of Additional Information of PSF Natural Resources Portfolio, please confirm the percentage of the target portfolio that is expected to be sold in connection with the reorganization. Currently, the percentage shown is the same percentage expected to be retained as described under Q6 in the Q and A.

Response: The Registrant has reviewed the disclosure and confirms that percentage of the target portfolio that is expected to be sold in connection with the reorganization is 95.8%. The Registrant has revised the disclosure.

•Comment: Under the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios,” please describe debt securities rated below investment grade to include “(also known as “junk bonds”).”

Response: The Registrant has revised the disclosure and has carried the change throughout the Proxy Statement.

PSF Natural Resources Portfolio:

•Comment: In the Supplemental Financial Information of the Statement of Additional Information of PSF Natural Resources Portfolio, please confirm the percentage of the target portfolio that is expected to be sold in connection with the reorganization. Currently, the percentage shown is the same percentage expected to be retained as described under Q6 in the Q and A.

Response: The Registrant has reviewed the disclosure and confirms that percentage of the target portfolio that is expected to be sold in connection with the reorganization is 95.8%. The Registrant has revised the disclosure.

•Comment: Under the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios,” please describe debt securities rated below investment grade to include “(also known as “junk bonds”).”

Mr. Alberto Zapata and Mr. Tony Burak

Response: The Registrant has revised the disclosure and has carried the change throughout the Proxy Statement.

PSF PGIM Government Income Portfolio:

•Comment: In the Supplemental Financial Information of the Statement of Additional Information of PSF PGIM Government Income Portfolio, please confirm the percentage of the target portfolio that is expected to be sold in connection with the reorganization. Currently, the percentage shown is the same percentage expected to be retained as described under Q6 in the Q and A.

Response: The Registrant has reviewed the disclosure and confirms that percentage of the target portfolio that is expected to be sold in connection with the reorganization is 93.3%. The Registrant has revised the disclosure.

•Comment: Under the “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios,” please remove the duplicative reference to the Acquiring Portfolio’s ability to invest up to 30% of its assets in lower rated securities.

Response: The Registrant has revised the disclosure and has carried the change throughout the Proxy Statement.

Accounting Comments:

•Comment: Please confirm that the amounts shown in the fee tables represent the current expenses of each fund.

Response: The Registrant confirms the amounts shown represent the current expense of each fund.

•Comment: In the Supplemental Financial Information of the Statement of Additional Information of PSF Natural Resources Portfolio, please confirm the percentage of the target portfolio that is expected to be sold in connection with the reorganization. Currently, the percentage shown is the same percentage expected to be retained as described under Q6 in the Q and A.

Response: The Registrant has reviewed the disclosure and confirms that percentage of the target portfolio that is expected to be sold in connection with the reorganization is 97.6%. The Registrant has revised the disclosure.

* * *

Please contact the undersigned at (973) 420-6867 or melissa.gonzalez@prudential.com with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez, Assistant Secretary

The Prudential Series Fund